UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________________________

FORM 11-K

_____________________________

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number
001-32663

 _____________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLEAR CHANNEL OUTDOOR HOLDINGS, INC.
200 East Basse Road
San Antonio, Texas 78209
Telephone (210) 832-3700

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Clear Channel Communications, Inc. 401(k) Savings Plan
San Antonio, Texas

We have audited the accompanying statements of net assets available for benefits of the Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2011 and 2010, and the changes in its net assets available for Plan benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

San Antonio, Texas
June 15, 2012
Federal Employer Identification Number:  44-0160260

Clear Channel Communications, Inc. 401(k) Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

Assets	2011	2010

Investments, at Fair Value
Plan interest in Clear Channel Communications, Inc.
Master Trust	$628,014,891	$629,983,833

Total investments, at fair value	628,014,891	629,983,833

Receivables
Employer's contribution	498,607	471,143
Participants' contributions	1,394,838	1,281,910
Notes receivable from participants	13,668,997	12,158,578

Total receivables	15,562,442	13,911,631

Total assets	643,577,333	643,895,464

Liabilities

Administrative fees payable	12,511	10,486

Total liabilities	12,511	10,486

Net Assets Available for Benefits	$643,564,822	$643,884,978

See Notes to Financial Statements

Clear Channel Communications, Inc. 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2011

Investment Loss
Plan interest in Clear Channel Communications, Inc. Master Trust	$(12,600,937)

Interest Income on Notes Receivables from Participants	621,254

Contributions
Employer	15,695,121
Participants	42,281,380
Rollovers	8,154,781

Total contributions	66,131,282

Total additions	54,151,599

Deductions
Benefits paid to participants	54,403,205
Administrative expenses	68,550

Total deductions	54,471,755

Net Decrease	(320,156)

Net Assets Available for Benefits, Beginning of Year	643,884,978

Net Assets Available for Benefits, End of Year	$643,564,822

See Notes to Financial Statements

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 1:	Description of Plan

The following description of the Clear Channel Communications, Inc. (Company or Plan sponsor) 401(k) Savings Plan (Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan generally covering all eligible employees of the Company and its subsidiaries.  Prior to January 1, 2011, employees did not become eligible to participate in the Plan until completing one year of service.  Beginning January 1, 2011, the eligibility service requirement was reduced from one year to 90 days.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may elect to defer a portion of their compensation by an amount that does not exceed the maximum allowed under Internal Revenue Service (IRS) rules and regulations.  Each year, participants may elect to contribute up to 25% of their eligible pay on a pre-tax basis, up to the annual IRS maximum 401(k) deferral limit of $16,500 in 2011.  The Plan Sponsor limits the 401(k) deferral percentage elections of all highly compensated employees in the Plan to a maximum of 5% of pay.  The IRS limits the amount of compensation that can be taken into account for Plan purposes.  For 2011, the qualified plan compensation limit was $245,000.  Employees participating in the Plan who attained age 50 by December 31 were eligible to contribute an additional $5,500 in pre-tax “catch-up” contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers one unitized majority-owned subsidiary common stock fund (Clear Channel Outdoor Holdings, Inc.) and 19 registered investment funds.

Employer contributions to the Plan include matching contributions, currently in an amount equal to 50% of the first 5% of each participant’s voluntary contributions under the Plan.  Additionally, elective contributions may be made annually at the discretion of the Plan Sponsor’s Board of Directors.  The employer contribution was $15,695,121 for the year ended December 31, 2011.

Participant Accounts

Each participant’s account is credited with allocations of the Plan Sponsor’s contribution and Plan earnings (losses) and charged with certain stock fund expenses and transaction fees.  Allocations are based on participant account balances and participant-directed transactions, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Forfeitures

Participant forfeitures of non-vested contributions and unclaimed benefits are used to reduce employer contributions to the Plan.  For the year ended December 31, 2011, approximately $244,000 of forfeitures was used to reduce employer contributions.  There were unallocated forfeitures of approximately $16,900 as of December 31, 2010, and there were no unallocated forfeitures as of December 31, 2011.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Plan Sponsor’s contributions is based on years of continuous service.  A participant is 100% vested in the Plan Sponsor’s contributions to the participant’s account after seven years of credited service (or upon the death or disability of the participant or attainment of age 65) for contributions made prior to January 1, 2002.  A participant is 100% vested in the Plan Sponsor’s contributions to the participant’s account after five years of credited service (or upon the death or disability of the participant or attainment of age 65) for contributions made after January 1, 2002.

Notes Receivable from Participants

Participants may borrow from $1,000 up to a maximum of the lesser of (i) $50,000 reduced by the excess, if any, of (A) the highest outstanding balance of loans to the participant from the Plan during the one-year period ending on the day before the day the loan is made, over (B) the outstanding balance of loans to the participant from the Plan on the date on which the loan is made, or (ii) 50% of their vested account balance.  The loans are secured by the balance in the participant’s account and bear a fixed interest rate equal to 1% above the prime rate as reported in the Wall Street Journal for the last business day of the quarter preceding the calendar quarter in which the loan is processed unless such rate is not “reasonable” within the meaning of ERISA, in which case a reasonable rate of interest shall be used.

Notes receivable from participants are reported at amortized principal balance plus accrued but unpaid interest.  Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Rollovers

Rollovers represent transfers of eligible cash distributions from any other qualified plans through a direct transfer from such plan.

Payment of Benefits

On termination of employment, the Plan provides that benefits will be paid by a lump-sum distribution, a rollover or a combination of a lump-sum and rollover.  Participants also may elect to receive all or part of their funds invested in the Clear Channel Outdoor Holdings, Inc. stock fund in the form of shares of Clear Channel Outdoor Holdings, Inc. Class A common stock, subject to Plan requirements.  The Plan sponsor encourages terminated participants to review the distribution options available under the Plan.

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

The Plan Sponsor may periodically distribute the funds of terminated participants who do not make a distribution election.  If the vested account balance is $1,000 or less upon termination of employment, the funds will be distributed in the form of a lump-sum distribution unless the participant has elected to rollover the distribution.  If the vested account balance is greater than $1,000 but less than $5,000 upon termination of employment, the distribution will be paid in the form of a direct rollover to an individual retirement plan designated by the Clear Channel Communications, Inc. Retirement Benefits Committee unless the participant has elected to receive the distribution in a lump-sum payment or as a direct rollover.  For benefits over $5,000 upon termination of employment, participants may elect to have benefits paid by lump-sum distribution, remain in the Plan until the earlier of age 65 or death of the participant or rolled over into another qualified plan.  Absent such an election, participants whose benefits exceed $5,000 upon termination of employment will receive a lump-sum payment as soon as administratively feasible after reaching age 65.  Hardship withdrawals are available to Plan participants upon approval.

Note 2:	Summary of Accounting Policies

Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, which amends Accounting Standards Codification (ASC) 820, Fair Value Measurements, to improve consistency in the application of fair value measurement and disclosures between U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS) and clarify existing fair value disclosures.  The amended guidance is effective for interim and annual periods beginning after December 15, 2011, with early adoption not permitted.  The adoption did not materially affect the Plan’s financial statements.

In January 2010, the FASB issued ASU No. 2010-06, which amends ASC 820, Fair Value Measurements, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances and settlements relating to Level 3 measurements and clarification of existing fair value disclosures.  The Plan prospectively adopted the new guidance in 2010, except for the Level 3 disclosures, which were adopted in 2011.  These adoptions did not materially affect the Plan’s financial statements.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Investment Valuation

The Plan’s interest in the Clear Channel Communications, Inc. Master Trust is stated at fair value (see Note 3).

Payments of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Note 3:	Plan Interest in Clear Channel Communications, Inc. Master Trust

The Master Trust was established for the investment of assets of the Plan and other Clear Channel Communications, Inc. sponsored retirement plans.  These investments in the Master Trust consist of and are valued as follows:

•	Clear Channel Outdoor Holdings, Inc. Class A common stock – quoted market price
•	Registered investment funds – net asset value of shares held

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company.  The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans (in proportion to the fair value of the assets assigned to each plan) the income and expenses resulting from the collective investment of the assets.

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

The proportionate interest of the Plan in the Master Trust at December 31, 2011 and 2010 was approximately 98.4% and 98.8%, respectively.  The following table presents the fair values of investments and investment income for the Master Trust as of December 31:

	2011	2010

Investments at Fair Value
Clear Channel Outdoor Holdings, Inc.
Class A common stock (unitized*)	$2,020,796	$2,113,697
Registered investment funds	635,974,727	635,863,772

	$637,995,523	$637,977,469

2011
Investment Income (Loss)
Net depreciation fair value of investments
Clear Channel Outdoor Holdings, Inc.
Class A common stock (unitized*)	$(196,924)
Registered investment funds	(32,135,282)

(32,332,206)
Interest and dividends	19,485,214

$12,846,992

*A non-registered fund comprised of the underlying Clear Channel Outdoor Holdings, Inc. Class A common stock and a short-term cash component.

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 4:	Fair Value of Assets and Liabilities

ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Topic 820 also specifies a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include: (i) Common stocks, which are valued at the closing price reported on the active market on which the individual securities are traded; and (ii) Registered investment funds, which are valued at the net asset value (NAV) of shares held by the Plan at year-end.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  There are no Level 2 or 3 securities held by the Plan.  The following tables present the fair value measurements of assets recognized in the Master Trust measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2011 and 2010:

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

			2011
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Master Trust
Registered investment funds
International equity	$47,325,097	$47,325,097	$-	$-
Domestic equity	332,129,625	332,129,625	-	-
Life cycle	134,613,938	134,613,938	-	-
Bond	70,269,553	70,269,553	-	-
Money market	51,636,514	51,636,514	-	-

Clear Channel Outdoor Holdings, Inc. Class A common stock (unitized**)	2,020,796	2,020,796	-	-

Total assets at fair value*	$637,995,523	$637,995,523	$-	$-

			2010
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Master Trust
Registered investment funds
International equity	$56,305,856	$56,305,856	$-	$-
Domestic equity	342,445,951	342,445,951	-	-
Life cycle	128,433,874	128,433,874	-	-
Bond	64,624,304	64,624,304	-	-
Money market	44,053,787	44,053,787	-	-

Clear Channel Outdoor Holdings, Inc. Class A common stock (unitized**)	2,113,697	2,113,697	-	-

Total assets at fair value*	$637,977,469	$637,977,469	$-	$-

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

*The proportionate interest of the Plan in the Master Trust as of December 31, 2011 and 2010 was approximately 98.4% and 98.8%, respectively.

**A non-registered fund comprised of the underlying Clear Channel Outdoor Holdings, Inc. Class A common stock and a short-term cash component.

Note 5:	Investments

The following presents investments that represent 5% or more of the Plan’s allocable interest in the underlying investments of the Master Trust as of December 31, 2011 and 2010:

	2011	2010

LSV Value Equity Fund	$34,727,518	$37,058,360
Fidelity Growth Company Fund	$41,370,111	$38,893,490
Fidelity Retirement Money Market Portfolio	$50,833,415	$43,384,547
MSIFT Mid-Cap Growth Portfolio	$61,386,556	$68,293,467
PIMCO Total Return Fund	$69,445,509	$63,976,349
Fidelity Low-Priced Stock Fund	$44,961,788	$46,601,546
Fidelity Diversified International Fund	$46,410,626	$55,337,468
Spartan U.S. Equity Index Advantage Fund	*	$111,724,125
Spartan U.S. Equity Index Institutional Fund	$109,279,914	*
Fidelity Freedom 2010 Fund	$46,204,291	$48,089,624

*Did not meet 5% threshold for respective year-end.

During 2011, the Plan’s allocable interest in Master Trust investments (including interest, dividend income and gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Clear Channel Outdoor Holdings, Inc.
Class A common stock (unitized**)	$(196,924)
Registered investment funds	(12,404,013)

$(12,600,937)

**A non-registered fund comprised of the underlying Clear Channel Outdoor Holdings, Inc. Class A common stock and a short-term cash component.

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

Note 6:	Related Party Transactions

Certain Plan investments are managed by Fidelity Management Trust Company (Fidelity).  Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  The Plan also invests in a non-registered fund comprised of the underlying Class A common stock of a majority-owned subsidiary (Clear Channel Outdoor Holdings, Inc.) and a short-term cash component.

The Plan Sponsor paid approximately $113,000 in professional fees related to the Plan for the year ended December 31, 2011.

Note 7:	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in the employer’s contributions allocated to their account.

Note 8:	Tax Status

The IRS has determined and informed the Plan Sponsor by a letter dated April 11, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Effective January 1, 2011, the Clear Channel Communications, Inc. 401(k) Savings Plan was amended and restated to reflect recent amendments to the Plan and clarify certain provisions under the Plan, among other matters.  Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  The Plan filed an application with the IRS for a determination letter on January 15, 2010, and is awaiting an updated determination letter.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Note 9:	Subsequent Events

Subsequent events have been evaluated through June 15, 2012, which is the date the financial statements are available to be issued.

Clear Channel Communications, Inc. 401(k) Savings Plan
Notes to Financial Statements
December 31, 2011 and 2010

On March 15, 2012, Clear Channel Outdoor Holdings, Inc. paid a special cash dividend in an amount equal to $6.0832 per share to its Class A and Class B stockholders of record at the close of business on March 12, 2012, which amount will be reflected in the Plan’s proportionate interest in the Master Trust’s investment in Clear Channel Outdoor Holdings, Inc.’s Class A common stock.

Note 10:	Risk and Uncertainties

The Plan invests in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The recent global economic downturn and continued economic uncertainties present employee benefit plans with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of investments.  The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

SUPPLEMENTAL SCHEDULE

Clear Channel Communications, Inc. 401(k) Savings Plan
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)
EIN:  74-1787539  PN 001
December 31, 2011

Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Current value

* Participant loans	Various due dates with interest rates between 4.25% - 9.25%	$13,668,997

*  Denotes party-in-interest

Note:  This schedule excludes the Plan’s interest in the Clear Channel Communications, Inc. Master Trust, which is not required to be reported on the schedule pursuant to the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CLEAR CHANNEL COMMUNCIATIONS, INC. 401(K) SAVINGS PLAN

Date: June 15, 2012	By:	/s/ Scott D. Hamilton
Scott D. Hamilton
Principal Accounting Officer

EXHIBIT INDEX

Exhibit	Description
23.1*	Consent of BKD, LLP

*  Filed herewith.